Aldeyra Therapeutics, Inc.

131 Hartwell Avenue

Suite 320

Lexington, MA 02421

August 28, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Tara Keating Brooks

Re:	Aldeyra Therapeutics, Inc.

Registration Statement on Form S-3 (File No. 333-206539)

Dear Mr. Riedler and Ms. Brooks:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aldeyra Therapuetics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-3 effective at 4:30 p.m. Eastern Time on Tuesday, September 1, 2015 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby authorizes Keith Scherer of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Keith Scherer at Gunderson Dettmer, One Marina Park Drive, Suite 900, Boston, MA 02210. If possible, please also send such order by email to the attention of Keith Scherer at kscherer@gunder.com.

Thank you for your attention on this matter.

Very truly yours,

Aldeyra Therapeutics, Inc.

By:	/s/ Stephen Tulipano
Stephen Tulipano
Chief Financial Officer

cc:	Keith Scherer, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

George Pothoulakis, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP